Exhibit 99.2
Liberty Interactive Corporation
Reconciliation of Liberty Interactive Corporation ("LINT") Net Assets and
Net Earnings to Liberty Interactive LLC ("LINT LLC") Net Assets and Net Earnings
September 30, 2012
(unaudited)
amounts in millions

Liberty Interactive Corporation Net Assets	$6,131
Reconciling items:
LINT put option obligations	1
LINT LLC Net Assets	$6,132
Liberty Interactive Corporation Net Earnings for the nine months ended September 30, 2012	$328
Reconciling items:
Unrealized gain on LINT put options	(1)
LINT LLC Net Earnings for the nine months ended September 30, 2012	$327

1